                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                            Eljer Industries, Inc.
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                      Common Stock with $1.00 par value
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   287161103
                   -------------------------------------------
                                (CUSIP Number)

                               James P. Lennane
                        4820 Bayshore Drive, Suite D
                            Naples, Florida  33962
                                (914) 732-5500
- -------------------------------------------------------------------------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 26, 1996
                  ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                               SCHEDULE 13D
- ------------------------                               ------------------------
CUSIP No.    287161103                                     Page 2 of 4 Pages
          --------------                               ------------------------
- ------------------------


- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                 NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
                       James P. Lennane
                       ###-##-####
- --------------------------------------------------------------------------------------------------
                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)      (a) /X/
2                                                                                         (b) / /

- --------------------------------------------------------------------------------------------------
3                SEC USE ONLY

- --------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS (See Instructions)

                       PF,00
- --------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                 ITEMS 2(d) or 2(e)                                                           / /

- --------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
- --------------------------------------------------------------------------------------------------

 NUMBER OF       7   SOLE VOTING POWER
  SHARES
BENEFICIALLY              708,500
 OWNED BY      -----------------------------------------------------------------------------------
   EACH          8   SHARED VOTING POWER
 REPORTING
PERSON WITH               0
               -----------------------------------------------------------------------------------
                 9   SOLE DISPOSITIVE POWER

                          708,500
               -----------------------------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                          0
- --------------------------------------------------------------------------------------------------
   11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          708,500
- --------------------------------------------------------------------------------------------------
   12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                 (See Instructions)                                                           /  /

- --------------------------------------------------------------------------------------------------
   13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.906%
- --------------------------------------------------------------------------------------------------
   14            TYPE OF REPORTING PERSON (See Instructions)

                      IN
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This Statement constitutes Amendment No. 5 to the Schedule 13D (the "Schedule 13D") filed by James P. Lennane, Bette M. Byouk, and Susan Kahl Lennane with respect to Common Stock with $1.00 par value, of Eljer Industries, Inc. ("Eljer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by the addition of the following:

      Since the last filing, Mr. Lennane has purchased a total of 71,400 shares of Eljer Common Stock at an aggregate purchase price of $532,938. All funds were provided from Mr. Lennane's personal funds and from margin accounts with Jefferies & Company, Inc. and Sutro & Co.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

      Each of the Stockholders has purchased the Common Stock of Eljer for investment purposes. Such purchases are consistent with each of the Stockholders' individual portfolio of stocks which in each case consists, in large part, of investments in companies which each of the Stockholders individually believe to be undervalued. At the present time, Mr. Lennane is considering other alternatives available to him in connection with Eljer, including making further acquisitions of Eljer stock, either through open market purchases, privately negotiated transactions and/or a tender offer, and seeking a seat on the Eljer Board of Directors.

      During the latter months of 1995, Mr. Lennane and his advisor, Mr. Richard Nevins, held numerous phone conversions with Eljer management regarding Mr. Lennane's concerns over the lack of stockholder representation on the Eljer Board, and the need for Eljer Management to focus on enhancement of stockholder values. In addition, on December 4, 1995, Mr. Lennane and Mr. Nevins met with Mr. Scott Arbuckel, CEO, and Mr. George Hanthorn, Corporate Counsel, to discuss operations.

      In late December 1995, Mr. Lennane again verbally requested Mr. Frank Morgan, Eljer's Chairman, to convey Mr. Lennane's wishes to join the Eljer Board to represent stockholder interests. Shortly thereafter, Mr. Morgan reported to Mr. Lennane that the Board had again declined Mr. Lennane's request.

      Notwithstanding the above, none of the Stockholders foreclose the possibility of disposing of all or a portion of their Eljer stock, held by each such individual consistent with the investment intent of each, through the open market or in privately negotiated transactions with one or more purchases which may include Eljer.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended by the addition of the following:

      As of close of business on March 26, 1996, Mr. Lennane owns 708,500 shares of Common Stock of Eljer, or 9.906% of the outstanding shares of Common Stock, based upon the outstanding shares of Eljer Comon Stock disclosed in Eljer's Proxy Statement for the 1996 Annual Meeting of Shareholders dated March 15, 1996. Mr. Lennane has sole beneficial ownership and voting power with respect to such shares. Mr. Lennane has engaged in the following transactions with respect to the Common Stock of Eljer within the past 60 days:

Trade Date              Number of Shares Bought/Sold     Price Per Share
- --------------------    ----------------------------     ---------------------
March 26, 1996                    5,000                  $9.875

No purchases or sales were made by Ms. Byouk or Ms. Lennane with respect to the Common Stock of Eljer within the past 60 days.

All transactions were open market sales made through D.A. Davidson & Co., Jefferies & Company, Inc. and Sutro & Co. on the National Association of Securities Dealers, Inc. NASDAQ/National Market System.

Based on the above purchases and the transactions detailed in the
Schedule 13D, the Stockholders may be deemed to own 712,500 shares of Eljer Common Stock, which is 9.96% of the outstanding Common Stock of Eljer.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 29, 1996


By:  /s/ James P. Lennane
   ------------------------------
   James P. Lennane













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